RECEIVED
2006 AUG 18 P 1:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

10 August 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

SUPPL

Your ref : 82-34872

06016146

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
AUG 23 2006
THOMSON FINANCIAL

dlw 8/22

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

08 AUGUST TO 10 AUGUST 2006

243	09/08/2006 : 18:03:00	Smiths Group PLC - Director/PDMR shareholding
244	10/08/2006 : 07:00:00	Smiths Group PLC - Trading Statement

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	18:08 09-Aug-06
Number	4852H

RECEIVED
2006 AUG 18 P 1:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

09 AUGUST 2006

DR 3.1.4R(1)
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
   DR JOHN FERRIE, CBE
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON REFERRED TO IN 3 ABOVE
8 State the nature of the transaction:
   EXERCISE OF OPTION GRANTED UNDER THE SMITHS GROUP SHARESAVE SCHEME
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: 2,775 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): <0.001%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: NIL
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: OPTION EXERCISE PRICE = 608p PER SHARE
14. Date and place of transaction: 09 AUGUST 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): 127,673 SHARES = 0.022%
16. Date issuer informed of transaction 09 AUGUST 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information: THE SMITHS GROUP SHARESAVE SCHEME IS AN HM REVENUE & CUSTOMS

APPROVED, SAVINGS-RELATED EMPLOYEES' SHARE SCHEME

24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 09 AUGUST 2006

END

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©2006 London Stock Exchange plc. All rights reserved

Company	Smiths Group PLC
TIDM	SMIN
Headline	Trading Statement
Released	07:00 10-Aug-06
Number	4802H

smiths

Smiths Group: year-end trading update

Smiths Group will announce its preliminary results for the 2006 financial year on Wednesday, 27 September. At the start of its close period the company is providing the following trading update in respect of its headline performance for the year just ended.

As forecast at the interim stage, the company has sustained its pace of growth through the second half of the year, benefiting from a good operating performance across its activities and a background of generally favourable market conditions.

For the full year, sales are expected to be approximately 17% higher than in 2005, of which half will be from underlying growth. Headline operating profit is expected to have grown at a faster rate, resulting in an improvement in the net operating margin of more than half a per cent. The company is also expecting a strong cash-flow from operations this year. While interest expense will be higher than a year ago, it is anticipated that the increase will be largely offset by an improved pensions financing position. The company's tax rate on headline profit should be unchanged. While the US dollar weakened towards the end of the year, currency translation overall has been beneficial in 2006. Headline PBT and EPS are expected to be well ahead of 2005 and to be in line with analysts' forecasts for 2006*.

At the divisional level, underlying sales and profits are expected to show a continuing improvement in all four businesses. Aerospace sales have grown strongly, although the margin in this division is expected to have remained steady due to an increase in R&D expense.

Looking ahead, with a robust market outlook for each of its sectors, Smiths expects good underlying sales growth in 2007. Higher volumes, productivity gains and lower R&D expense will provide the opportunity for further operating margin improvement. At the same time, interest rates have risen and the US dollar is currently significantly weaker than the average rate for 2006. Overall, the company expects to make further progress in the year just commenced.

-o-

Media: Chris Fox
+44 (0) 20 8457 8403
chris.fox@smiths-group.com

Investors: Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

* Note to Editors: On a Smiths headline results basis, the consensus of analysts' forecasts is approximately £485 - 490m for 2006 PBT and 63.4 - 64.1p for 2006 EPS.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved